Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

Annual Report

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2006

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SENA 401(k) Plan for Union Members

c/o Stora Enso North America Corp.

510 High Street

P.O. Box 8050

Wisconsin Rapids, WI 54495-8050

USA

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Stora Enso Oyj

(Stora Enso Corporation)

Kanavaranta 1

P.O. Box 309

00101 Helsinki,

Finland

SENA 401(k) Plan for

Union Members

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

SENA 401(k) Plan for Union Members

Index to Financial Statements

December 31, 2006 and 2005

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the SENA 401(K) Board

SENA 401(K) Plan for Union Members

Wisconsin Rapids, Wisconsin

We have audited the accompanying statements of net assets available for benefits of SENA 401(K) Plan for Union Members as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of SENA 401(K) Plan for Union Members, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Madison, Wisconsin
June 21, 2007

SENA 401(k) Plan for Union Members

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments
Plan interest in the SENA Master Trust	$144,958,175	$124,952,424
Loans to participants	1,260,029	1,205,636

Total Investments	146,218,204	126,158,060

Receivables
Company contributions	6,036	—

Net assets available for benefits	$146,224,240	$126,158,060

The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan for Union Members

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Additions
Additions to net assets attributed to
Investment income
Interest in net investment income of the SENA Master Trust	$14,390,851	$7,739,735
Interest from participant loans	71,854	54,244

	14,462,705	7,793,979

Contributions
Company’s	387,327	248,872
Participants’ (including rollover contributions of $10,986 in 2006 and $11,454 in 2005)	11,232,917	11,260,279

	11,620,244	11,509,151

Total additions	26,082,949	19,303,130

Deductions
Deductions from net assets attributed to
Benefits paid to participants	5,437,995	5,466,057
Administrative expenses	12,123	9,727

Total deductions	5,450,118	5,475,784

Net increase before plan transfer	20,632,831	13,827,346
Transfers to other plans (Note 1)	(566,651)	(81,598)

Net increase	20,066,180	13,745,748

Net assets available for benefits
Beginning of year	126,158,060	112,412,312

End of year	$146,224,240	$126,158,060

The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan for Union Members

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of the Plan

The following description of the SENA 401(k) Plan for Union Members (the “Plan”) provides only general information. More complete information regarding the Plan’s provisions may be found in the plan document.

General

The Plan is a defined contribution plan maintained by Stora Enso North America Corp. (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company and those United States subsidiaries and affiliates of the Company that adopt the Plan with the Company’s consent. All employees of the Company, other than employees of the Kimberly Mill, as defined, who belong to a collective bargaining unit and are not eligible to participate in the SENA 401(k) Plan are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

During 2006 and 2005, net assets totaling $566,651 and $81,598, respectively, were transferred from the Plan, representing the account balances of participants whose change in employment status made them eligible for a transfer under the plan.

Under a trust agreement, Fidelity Management Trust Company (the “Trustee”) was appointed trustee of the Plan.

Contributions

Participants may contribute an amount up to 25% of eligible compensation, as defined in the plan agreement, not to exceed IRC limitations. Participants who have attained age 50 may make catch-up contributions in accordance with applicable IRC provisions.

For Plan participants employed at the Company’s Niagara, Wisconsin mill, effective January 1, 2005, the Company matched 50% of participant deferrals on the first 4% of covered compensation. Effective January 1, 2006, the Company matched 50% of participant deferrals on the first 6% of covered compensation.

Participant contributions are generally made through payroll deductions. Participant and Company contributions are remitted to the Plan on a bi-weekly basis.

Subsequent Event

For Plan participants employed at the Company’s Wisconsin Rapids, Biron, Whiting and Stevens Point mills who are also members of the International Brotherhood of Electrical Workers, Local 1147, the International Association of Machinists and Aerospace Workers, Local 655 or the United Journeymen and Apprentices of the Plumbing and Pipefitting Industries of the United States and Canada., Local 434 the Company began matching 50% of participant deferrals up to 3% of covered compensation effective for the first full payroll following ratification of a new collective bargaining agreement with each bargaining unit in 2007.

SENA 401(k) Plan for Union Members

Notes to Financial Statements

December 31, 2006 and 2005

Investment Options

The Plan provides for various investment options within the SENA Master Trust. Each participant is responsible for designating multiples of whole percentages of both participant and Company contributions for investment among the available investment funds. Designations may be changed on a daily basis at the participant’s discretion.

Participant Accounts and Allocations

Participant recordkeeping is performed by Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”). For all investment options other than the SEO Unitized Stock Fund, Fidelity maintains participant balances on a share method. Participant investments in the SEO Unitized Stock Fund are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund’s short-term investments. At December 31, 2006 and 2005, the Plan held 146,752 units and 177,806 units, respectively, of the SEO Unitized Stock Fund at unit values of $41.95 and $34.84, respectively.

Each participant’s account is credited with the participant’s contributions, an allocation of the Company’s contribution and plan earnings, and charged with an allocation of investment and administrative expenses. Allocations of plan earnings are based on participant account balances in relation to total fund account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately fully vested in their contributions, Company contributions and the earnings thereon.

Benefits

Upon termination of employment, participants may elect to receive the value of their account in one of the following distribution methods:

(a)	Lump sum; or

(b)	Series of equal installments (quarterly or annually) over a period not exceeding the lesser of ten years or the joint life expectancy of the participant and his beneficiary; or

(c)	Transfer to an eligible retirement plan; or

(d)	Defer withdrawal to any time up to April 1 following the year in which age 70 1/2 is attained.

A participant may make the following withdrawals prior to termination:

(a)	Withdrawal of all or any portion of the balance in his account for a hardship causing immediate and heavy financial needs, as defined, (however, these withdrawals will generally be subject to a 10% penalty tax); and

(b)	After age 59-1/2, withdraw the entire account balance in a single lump sum.

If a participant dies before the distribution of benefits, the benefits are distributed to the beneficiary designated by the participant.

Loans to Participants

Participants meeting eligibility requirements may borrow up to the lesser of (a) 50% of their vested account balance or (b) $50,000, reduced by any outstanding loan balances, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions. Loans require payment within five years of the date of withdrawal, unless for the purchase of a primary personal residence, in which case the loan period shall not exceed 15 years. Loans bear interest at a rate equal to the prime rate as established by The Wall Street Journal on the first business day of the month in which application for such loan is made.

SENA 401(k) Plan for Union Members

Notes to Financial Statements

December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan, along with the SENA 401(k) Plan and the SENA 401(k) Plan for Kimberly Union Members, participates under a master trust arrangement in the SENA Master Trust. Each plan has an interest in the net assets of the SENA Master Trust, represented by the total of the specific interests of the individual participants of the plans.

All plan investments in the SENA Master Trust, except the investment in the SEO Unitized Stock Fund, are stated at fair value based on quoted market prices. The fair value of the SEO Unitized Stock Fund is computed daily based on share price, dividend information and the value of the short-term investments.

Loans to participants are valued at unpaid principal balances.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Interest and dividends and net realized and unrealized appreciation (depreciation) from the investment in the SENA Master Trust is recorded in the accompanying financial statements as interest in net investment income of the SENA Master Trust.

Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Administrative Expenses

Administrative expenses incurred in the administration of the Plan are paid by the Company, except for fees related to loan administration, which are paid by the Plan.

Benefit Payments

Benefit payments to participants are recorded when paid.

SENA 401(k) Plan for Union Members

Notes to Financial Statements

December 31, 2006 and 2005

3.	SENA Master Trust

The Plan’s allocated share of the SENA Master Trust’s net assets and investment activities is based upon the total of each participant’s share of the SENA Master Trust. The percentage of the Plan’s investment in the SENA Master Trust to the total net assets of the SENA Master Trust is 32% and 31% as of December 31, 2006 and 2005, respectively.

The fair value of investments of the SENA Master Trust is as follows:

	2006	2005
Investments, at fair value
Common stocks	$21,214,349	$24,907,223
Mutual funds	435,373,877	380,496,108

Total investments	$456,575,726	$405,403,331

Investment income of the SENA Master Trust for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Net appreciation (depreciation) in fair value of investments
Common stock	$4,699,490	$(2,173,329)
Mutual funds	6,075,648	15,596,723

	10,775,138	13,423,394
Interest and dividends	36,341,409	11,101,325

	$47,116,547	$24,524,719

SENA 401(k) Plan for Union Members

Notes to Financial Statements

December 31, 2006 and 2005

4.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	2006	2005
Stora Enso Oyj ADS, 146,752 and 177,806 shares, respectively*	$6,156,242	$6,194,762
Fidelity Magellan Fund, 322,850 and 264,252 shares, respectively	28,901,555	28,126,946
Fidelity OTC Portfolio, 317,724 and 350,278 shares, respectively	13,141,064	13,237,013
Fidelity Retirement Government Money Market Fund, 9,458,909 and 7,841,505 shares, respectively	9,458,909	7,841,505
Fidelity Spartan U.S. Equity Index Fund, 190,668 and 191,127 shares, respectively	9,567,712	8,440,146
Fidelity Freedom 2020 Fund, 1,032,196 and 923,137 shares, respectively	16,029,999	13,579,342
Fidelity Diversified International Fund, 228,397 and 129,641 shares, respectively**	8,439,274	4,218,528
Neuberger Berman Genesis Fund, 226,128 and 207,749 shares, respectively	10,338,577	9,681,093

*	Not 5% in 2006
**	Not 5% in 2005

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2002, that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and prevailing collective bargaining agreements.

7.	Related Party Transactions

The Plan periodically invests in a money market fund and mutual funds managed by the Trustee, participant loans, and a fund invested in the American Depositary Shares of the Company’s parent, Stora Enso Oyj. Transactions involving these investments are considered to be party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

SENA 401(k) Plan for Union Members

Notes to Financial Statements

December 31, 2006 and 2005

8.	Amounts Allocated to Withdrawn Participants

Approximately $19,788,353 and $17,000,509 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2006 and 2005, respectively, but who have not yet received distributions as of that date. None of these amounts were requested to be distributed at December 31, 2006 or December 31, 2005.

SENA 401(k) Plan for Union Members	EIN: 39-2003332
Schedule of Plan Assets (Held at Year End)	Plan #004
December 31, 2006 and 2005	Schedule H, Item 4 (i)

	Identity of Issue, Lessor or Similar Party	Description of Investment	Cost	Current Value
*	Participant Loans	Maturities ranging from 2007 to 2020; interest rates ranging from 4% to 9.5%	$0	$1,260,029

*	Indicates party-in-interest.

SENA 401(k) Plan for Union Members

Exhibits

December 31, 2006

Exhibit 23.01 Consent of Independent Accountants – Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the SENA 401(k) Board has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SENA 401(k) Plan for Union Members

Dated: June 26, 2007	By	/s/ Dawn E. Neuman
Dawn E. Neuman
Member, SENA 401(k) Board